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                              January 11, 2024

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       18575 Jamboree Road
       Suite 830
       Irvine, CA 92612

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post Qualification
Amendment No. 8 to Offering Statement on Form 1-A
                                                            Filed December 22,
2023
                                                            File No. 024-11723

       Dear Curtis Allen:

                                                         We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

       General Information About Our Company, page 38

   1.                                                   Please provide
additional clarification regarding the anticipated timing and criteria for contributing additional
oil and gas properties to PhoenixOp, if known. In addition, we note that the intended
business plan of PhoenixOp will require approximately
                                                        $150,000,000. To the
extent this amount will be provided to PhoenixOp in increments pursuant to certain
milestones or otherwise, please briefly describe the anticipated timing and associated amounts
of the funding.
   2. We note disclosure throughout your offering statement regarding your specialized software. However,
certain statements appear to be inconsistent or, alternatively, in need of further
clarification. For example, you state that you developed specialized software which you leverage to
identify asset opportunities with potential for returns and that the software has potential
value if it is ever licensed or sold. However, you have also revised
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
January 11,NamePhoenix
            2024        Capital Group Holdings, LLC
January
Page 2 11, 2024 Page 2
FirstName LastName
         the offering statement to remove statements that the software is proprietary and you have disclosed at page 24 that you do not own any intellectual property rights for any of your software. Please reconcile these statements.
Compensation of Directors and Executive Officers, page 67

3. Please update your executive compensation disclosure as of the fiscal year ended
         December 31, 2023.
Adamantium Capital, LLC, page 70

4. Please revise, where appropriate, to disclose whether (and if so, how) the terms of the loan agreement between Adamantium and Phoenix can be waived or amended. Please also address any potential conflicts of interest related to common management of the companies (for example, if management chooses to amend the loan agreement to add new borrowers such that offering proceeds that Adamantium would previously have loaned to
         Phoenix Capital and PhoenixOp can be loaned to other borrowers).
Exhibits

5. We note your response to prior comment 4 and re-issue in part. While we note certain revisions to your exhibit index, it does not appear that you intend to file agreements related to certain aspects of your business (e.g., third-party operator agreements, acquisition agreements, contribution agreements, major customer agreements, equipment or servicing agreements, etc.). Please update your exhibit index and file material agreements, as necessary, or provide your analysis as to why such agreements are not required to be filed.
General

6. We note your response to prior comment 1; however, we are unable to agree with your analysis of the issues presented in that comment. Please tell us what consideration you have given to including a risk factor related to the non-disclosure of the Adamantium agreement prior to qualification on September 29, 2023.
In addition,
         please confirm that you will file post-qualification amendments, as required by Rule
         252(f)(iii)(2)(ii), to reflect any facts or events arising after the qualification date of the offering statement which represent a fundamental change in the information set forth in the offering statement.
7. We note your response to prior comment 2. The loan agreement provides that
         Adamantium will loan up to $200,000,000. Please revise your disclosure to clarify, where appropriate, that there is no guarantee that Adamantium will raise the full amount in proceeds to loan.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
January 11, 2024
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameCurtis Allen
                                                             Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                             Office of Energy &
Transportation
January 11, 2024 Page 3
cc:       Ross McAloon, Esq.
FirstName LastName